Filed by Courier Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Courier Corporation
Commission File No.: 1-34268

January 27, 2015

To:          All Employees

From:     James F. Conway III, Chairman, President and CEO

I am writing to let you know about a recent development regarding our company.

Today we issued a press release confirming that Courier Corporation has received a non-binding, unsolicited proposal from R. R. Donnelley & Sons Company to acquire the Company for $23.00 per share in cash and stock.  The RR Donnelley proposal is subject to, among other things, various closing conditions, Courier shareholder approval and regulatory approvals.  Our Board of Directors, in consultation with its financial and legal advisors, will carefully review and consider the RR Donnelley proposal.

We will have no further comment on the RR Donnelley proposal until the Board has completed its review.  In connection with its unanimous approval of the Quad/Graphics merger, Courier’s Board of Directors voted to recommend that Courier shareholders approve the merger agreement with Quad/Graphics. Courier’s Board of Directors has not changed its recommendation in support of the merger with Quad/Graphics.

While the Board conducts its review, it continues to be business as usual for all of us at Courier.  The interest in our company by both Quad/Graphics and RR Donnelley underscores the strength of the Courier team, including you, and our capabilities.  It is imperative that we continue to build on this record and provide our customers with the same high level of service that they have come to expect from Courier.  The most important thing we can all do is execute our projects and priorities as we always have.

I recognize that you may have questions.  While there is little additional information to share at this time, we will keep you updated as appropriate.

We expect this announcement will lead to inquiries from external parties, and it is important for us to speak with one voice.  Consistent with company policy, please forward any inquiries from members of the media, investment community or other interested parties to Peter Folger — Senior Vice President and Chief Financial Officer, at (978) 251-6000 / investorrelations@courier.com.

On behalf of the Board and management team, I thank you for your continued hard work and commitment to Courier.

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. These forward-looking statements, which are based on current expectations, estimates and projections about the industry and markets in which Quad/Graphics and Courier operate and beliefs of and assumptions made by Quad/Graphics management and Courier management, involve uncertainties that could significantly affect the financial results of Quad/Graphics or Courier or the combined company. Words such as “aim,” “expect,” “anticipate,” “intend,” “plan,” “goal,” “believe,” “hope,” “seek,” “target,” “continue,” “estimate,” “will,” “may,” “would,” “could,” “should,” or variations of such words and similar expressions or the negative thereof are intended to identify such forward-looking statements, which generally are not historical in nature. Such forward-looking statements include, but are not limited to, statements regarding the financial condition, results of operations and business of Quad/Graphics and Courier and the combined businesses of Quad/Graphics and Courier and certain plans and objectives of Quad/Graphics and Courier with respect thereto, including the expected benefits of the proposed transactions. In addition, the unsolicited non-binding proposal from RR Donnelley may not result in a definitive agreement for an alternative business combination transaction.  All statements that address operating performance, events or developments that we expect or anticipate will occur in the future — including statements relating to expected synergies, improved liquidity and balance sheet strength — are forward-looking statements. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to predict. Although we believe the expectations reflected in any forward-looking statements are based on reasonable assumptions, we can give no assurance that our expectations will be attained and therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. Some of the factors that may affect outcomes and results include, but are not limited to: (i) national, regional and local economic climates, (ii) changes in financial markets and interest rates, (iii) increased or unanticipated competition, (iv) risks associated with acquisitions, (v) availability of financing and capital, (vi) risks associated with achieving expected revenue synergies or cost savings, (vii) risks associated with the ability to consummate the transaction and the timing of the closing of the transaction, (viii) risks associated with the integration of Quad/Graphics’ and Courier’s respective businesses, and (ix) those additional risks and factors discussed in reports filed with the Securities and Exchange Commission (“SEC”) by Quad/Graphics and Courier from time to time, including those discussed under the heading “Risk Factors” in their respective most recently filed reports on Form 10-K and 10-Q. Neither Quad/Graphics nor Courier undertakes any duty to update any forward-looking statements appearing in this document.

Additional Information about the Proposed Transaction and Where to Find It:

In connection with the proposed transaction, Quad/Graphics expects to file with the SEC a registration statement on Form S-4 that will include a proxy statement of Courier that also constitutes a prospectus of Quad/Graphics. Courier will mail the proxy statement/prospectus to its shareholders. Quad/Graphics and Courier also plan to file other relevant documents with the SEC regarding the proposed transaction. INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. You may obtain a free copy of the proxy statement/prospectus (if and when it becomes available) and other relevant documents filed by Quad/Graphics and Courier with the SEC at the SEC’s website at www.sec.gov. Copies of the documents filed by Quad/Graphics with the SEC will be available free of charge on Quad/Graphics’ website at www.QG.com or by contacting Quad/Graphics Investor Relations at IR@qg.com. Copies of the documents filed by Courier with the SEC will be available free of charge on Courier’s website at www.courier.com or by contacting Courier Investor Relations at investorrelations@courier.com.

This communication is not a solicitation of a proxy from any investor or shareholder. However, Courier and certain of its directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. You can find information about Courier’s executive officers and directors in Courier’s annual report on Form 10-K filed on December 1, 2014, as amended, and its definitive proxy statement filed with the SEC on December 10, 2013. Additional information regarding the interests of such potential participants will be included in the proxy statement/prospectus and other relevant documents filed with the SEC if and when they become available. You may obtain free copies of these documents from Courier using the sources indicated above.

This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.